Exhibit 99.1

SESA GOA LIMITED

Sesa Ghor,

20, EDC Complex,

Patto, Panaji, Goa – 403001

Tel: +91-832-2460600

www.sesagoa.com

August 19, 2013

To
BSE Limited,	National Stock Exchange of India Limited
Phiroze Jeejeebhoy Towers	Exchange Plaza, 5th Floor, Plot no – C/1,
Dalal Street, Fort,	G Block, Bandra- Kurla Complex,
Mumbai 400 001	Bandra (East), Mumbai – 400051
BSE Scrip ID: 500295	NSE Symbol- SESAGOA

Sub: Update on the Scheme(s) of Amalgamation and Arrangement and overall Group simplification and consolidation

Dear Sirs,

Further to our communication dated 17th August, 2013, please take note of the attached press release.

This is for your information and record.

Thanking you

FOR SESA GOA LIMITED

/s/ C.D. CHITNIS

C.D. CHITNIS

COMPANY SECRETARY & AVP-LEGAL

SESA GOA LIMITED

Sesa Ghor, 20 EDC Complex,

Patto, Panjim, Goa - India - 403 001

Tel: + 91 832 2460600

Fax: + 91 832 2460721

www.sesagoa.com

Group Consolidation and Simplification

Goa, 19 August 2013: Sesa Goa Limited (‘Sesa Goa’) today announced that the merger of Sterlite Energy Limited (‘SEL’) with Sesa Goa and the demerger of the Aluminium Business Undertaking of Vedanta Aluminium Limited (‘VAL’) into Sesa Goa pursuant to the Scheme of Amalgamation and Arrangement have become effective.

Company’s wholly owned subsidiary, Bloom Fountain Limited, would acquire 38.68% stake in Cairn India Limited together with the associated debt, effective 26th August 2013.

Further, the Company has also approved the acquisition of 1,215 MW thermal power plants situated at Jharsuguda and 90 MW co-generation facility at Lanjigarh, from its wholly owned subsidiary, VAL, on a going concern basis.

The above transactions would complete the Vedanta Group’s consolidation and simplification as announced on 25th February, 2012.

Investor contact:

Ashwin Bajaj	sesa.ir@vedanta.co.in
Senior Vice President– Investor Relations	+91 22 6646 1531

Swapnil Patil	sesa.ir@vedanta.co.in
Associate General Manager - Investor Relations	+91 22 6646 1531

Mohamed Tariq Mujahid	sesa.ir@vedanta.co.in
Associate Manager - Investor Relations	+91 22 6646 1531

Media contact

Sanjeev Verma	sesa.corporatecommunications@vedanta.co.in
Associate Director - Corporate Communications	+91 832 2460 600

About Sesa

Sesa is India’s leading producer and exporter of iron ore in the private sector with operations in the states of Goa and Karnataka in India and a large integrated project site in Liberia, West Africa. Founded in 1954, for about 6 decades, Sesa has been involved in iron ore exploration, mining, beneficiation and exports. Sesa is a part of Vedanta Resources plc, the London-listed FTSE 100 diversified metals and mining major. Sesa also manufactures pig iron and metallurgical coke, with a 0.56 mtpa metallurgical coke plant and a 0.625 mtpa pig iron plant in Goa, and associated two power plants of 30 MW each.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events and may be interpreted as ‘forward looking statements’ within the meaning of applicable laws and regulations. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. Actual results might differ substantially or materially from those expressed or implied. Important developments that could affect the company’s operations include a downtrend in the steel, pig iron & met coke industry – global or domestic or both, significant changes in political, economic, business, competitive or regulatory environment in India or key markets abroad and from numerous other matters of national, regional & global scale including but not limited to natural calamity, tax laws, litigations, Government policies & regulations, fluctuations in interest and or exchange rates of Indian Rupee, etc. Any forward-looking information in this press release has been prepared on the basis of a number of assumptions, which may prove to be incorrect. This press release should not be relied upon as a recommendation or forecast by Sesa Goa Ltd. The views expressed herein may contain information derived from publicly available sources that have not been independently verified; no representation or warranty is made as to the accuracy, completeness or reliability of this information. We do not undertake to update our forward-looking statements.